Mail Stop 3561

September 15, 2009

Via Fax & U.S. Mail

Mr. W. Douglas Benn
Chief Financial Officer
26901 Malibu Hills Road
Calabasas Hills, California 91301

> **Re: The Cheesecake Factory Incorporated**
> **Form 10-K for the year ended December 30, 2008**
> **Filed February 27, 2009**
> **File No. 000-20574**

Dear Mr. Benn:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 30, 2008

Statements of Operations, page 55

1. We note from the statement of operations that you recorded a $2,952 impairment of assets during 2008. Please provide us with, and disclose in future filings, a

description of the impaired long-lived asset (asset group) and the facts and circumstances leading to the impairment, as required by paragraph 26 of SFAS No. 144.

Notes to the Financial Statements

Note 7. Long Term Debt, page 65

2. We note your disclosure that you modified the revolving credit facility on March 5, 2008 and January 5, 2009. Please tell us how you accounted for these modifications in accordance with EITF 98-14. As part of your response, please tell us the amount of any fees or third party costs that were paid as part of the modification and explain to us how you accounted for these costs.

Note 10. Commitments and Contingencies, page 67

3. We note your disclosure that implementation of the terms of the settlement of the "Option Derivative Actions" is ongoing. Please tell us if the terms of the settlement include any payments to be made by the Company, and if that amount is material, please disclose the amount and any related accruals in future filings.

Note 12. Stock-Based Compensation, page 70

4. We note your disclosure that capitalized stock-based compensation for fiscal years 2008, 2007, and 2006 was $1.3 million, $1.7 million and $1.3 million, respectively and was included in property and equipment, net and other assets on the balance sheet. Please tell us, and disclose in future filings, the nature of these costs and your accounting policy for capitalizing stock compensation costs.

Form 10-Q for the quarter ended June 30, 2009

Note 1. Basis of Presentation and Significant Accounting Policies
– Impairment of Long-Lived Assets

5. We note your disclosure that you are currently monitoring three Grand Lux Café locations which have a combined carrying value of $29.1 million and that until you know the full extent of the impact from the sales and cost initiatives recently implemented throughout the Grand Lux Café concept, as well as further actions taken at these specific locations, it is premature to determine that an impairment charge is warranted. Please tell us if there have been any changes in events or circumstances, such as those set forth in paragraph 8 of SFAS 144, that indicate the carrying amount of these locations may not be recoverable. If any such events or circumstances have occurred, please tell us if you performed an impairment analysis on these three restaurants. If you have not performed an impairment

analysis on these locations subsequent to December 30, 2008, please explain to us why you do not believe one is required. See paragraphs 7-9 of SFAS No. 144 for guidance.

Management's Discussion and Analysis

– Results of Operations
– Thirteen Weeks Ended June 30, 2009 Compared to Thirteen Weeks Ended July 1, 2008

6. We note your disclosure that the majority of the increase in general and administrative expenses is due to a $2.6 million expense resulting from a change in the amount and structure of the founder's retirement benefit contained in the employment agreement with your CEO. Please explain to us the nature of the $2.6 million expense and explain to us how you determined or calculated the amount.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(866) 743-1789